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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                   ----------

                                (Amendment No. 2)

                                  BIOTIME INC.
                                (Name of Issuer)


  Common Shares, par value $.01 per share                     09066L105
     (Title of class of securities)                         (CUSIP number)


                            Gary K. Duberstein, Esq.
                                 Greenbelt Corp.
                           277 Park Avenue, 27th Floor
                     New York, New York 10172 (212) 350-5100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 August 18, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

                              (Page 1 of 11 Pages)

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56392.0003

-----------------------------------           ----------------------------------
CUSIP No. 09066L105                     13D               Page 2 of 11 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON              GREENBELT CORP.
                   S.S. OR I.R.S. IDENTIFICATION NO.     13-3791931
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                1,008,555
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                    0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:           1,008,555
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:               0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                      1,008,555
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      8.5%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:                      CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 09066L105                    13D               Page 3 of 11 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENWAY PARTNERS, L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO.              13-3714238
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                90,750
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                   0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:           90,750
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:              0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                      90,750
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      0.8%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 09066L105                    13D               Page 4 of 11 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            GREENHOUSE PARTNERS, L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO.              13-3793447
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:             90,750
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:        90,750
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                     90,750
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      0.8%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 09066L105                    13D               Page 5 of 11 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             ALFRED D. KINGSLEY
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      United States
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              310,442
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:          1,409,747
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         310,442
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:     1,409,747
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                  1,409,747
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     11.9%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 09066L105                    13D               Page 6 of 11 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GARY K. DUBERSTEIN
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      United States
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                10,895
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:           1,110,200
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:           10,895
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:      1,110,200
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                   1,110,200
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      9.4%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

           This Amendment No. 2 amends and supplements the statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, the "Statement") relating to the common stock, par value $.01 per share (the "Shares"), of BioTime Inc., a California corporation (the "Company"), filed by and on behalf of Greenbelt Corp. ("Greenbelt"), Greenway Partners, L.P. ("Greenway"), Greenhouse Partners, L.P. ("Greenhouse"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). Unless otherwise defined herein, the information set forth in the Statement remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Since the filing of the Statement: (i) Greenbelt acquired (A) an aggregate of 25,300 Shares for total consideration (including brokerage commissions) of $169,374.50 derived from capital of Greenbelt and margin indebtedness from Bear Stearns & Co., (B) an aggregate of 5,430 Shares through the exercise of subscription rights and oversubscription privileges associated with such subscription rights pursuant to the rights offering made by the Company to its stockholders in January, 1999 (the "1999 Rights Offering") for total consideration of $52,942.50 derived from the capital of Greenbelt and margin indebtedness from Bear Stearns & Co., and (C) an aggregate of 15,000 Shares pursuant to the Consulting Agreement (as defined in Item 6 hereof); (ii) Greenway purchased an aggregate of 8,250 Shares through the exercise of subscription rights and oversubscription privileges associated with such subscription rights pursuant to the 1999 Rights Offering for total consideration of $80,437.50 derived from the capital of Greenway and margin indebtedness from Bear Stearns & Co.; (iii) Alfred D. Kingsley acquired an aggregate of (A) 24,592 Shares through the exercise of subscription rights and oversubscription privileges associated with such subscription rights pursuant to the 1999 Rights Offering for total consideration of $239,772 derived from his personal funds and margin indebtedness from Bear Stearns & Co. and (B) 40,000 Shares for total consideration (including brokerage commissions) of $227,204 derived from his personal funds and indebtedness from Spear, Leeds & Kellogg; and (iv) Gary K. Duberstein purchased an aggregate of 995 Shares through the exercise of subscription rights and oversubscription privileges associated with such subscription rights pursuant to the 1999 Rights Offering for total consideration of $9,701.25 derived from his personal funds and margin indebtedness from Bear Stearns & Co.

ITEM 4.              PURPOSE OF TRANSACTION

                     Greenbelt currently owns Warrants to purchase an aggregate of 933,825 Shares (the "Warrant Shares"), including Warrants to purchase 389,094 Shares which will expire if not exercised on or prior to October 15, 2000. Greenbelt intends to exercise Warrants to purchase such 389,094 Warrant Shares prior to such expiration and hold such Warrant Shares for investment purposes. Except as otherwise set forth herein, Item 4 to the Statement remains unchanged.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

           (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,420,642 Shares constituting 11.9% of the outstanding Shares. Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, (i) such aggregate number includes 933,825 Warrant Shares and (ii) such percentage of Shares beneficially owned by the Reporting Persons is determined based upon an aggregate of 11,841,790 Shares outstanding consisting of (a) the 10,892,965 Shares outstanding on August 14, 2000 according to the Quarterly

Report on Form 10-Q of the Company dated August 14, 2000, (b) the 933,825 Warrant Shares, (c) 7,500 Shares issued pursuant to the Consulting Agreement (as defined in Item 6 below) and (d) 7,500 shares to be issued on September 30, 2000 pursuant to the Consulting Agreement. The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table. In such table, pursuant to Rule 13d-3, the Warrant Shares are deemed outstanding only for determining the percentage ownership of Shares by Greenbelt, which is the direct beneficial owner of the 933,825 Warrant Shares.

                                                        APPROXIMATE PERCENTAGE
         NAME              NUMBER OF SHARES             OF OUTSTANDING SHARES
         ----              ----------------             ---------------------
       Greenbelt              1,008,5551                         8.5%
       Greenway                   90,750                         0.8%
       Kingsley                1,409,747                        11.9%
      Duberstein               1,110,200                         9.4%

-----------

1 Includes 7,500 shares that Greenbelt may acquire within 60 days under the Consulting Agreement (as hereinafter defined).


           Greenbelt has direct beneficial ownership of 74,730 Shares and the 933,825 Warrant Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Warrant Shares which Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

           Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

           (b) If Greenbelt were to exercise in full the Warrants, which are all presently exercisable, it would then have the sole power to vote or direct the vote of 1,008,555 Shares and the sole power to dispose or direct the disposition of such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

           Greenway has the sole power to vote or direct the vote of 90,750 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

           Mr. Kingsley has the sole power to vote or direct the vote of 310,442 Shares and the sole power to dispose or direct the disposition of such Shares.

           Mr. Duberstein has the sole power to vote or direct the vote of 10,895 Shares and the sole power to dispose or direct the disposition of such Shares.

           (c) Greenbelt acquired beneficial ownership of 15,000 Shares pursuant to the Consulting Agreement as of August 18, 2000. See Item 6 hereof.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or the Warrants.

           (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           On August 18, 2000, Greenbelt and the Company entered into a Consulting Agreement (the "Consulting Agreement") setting forth the terms pursuant to which Greenbelt will act as a financial adviser to the Company for a period commencing April 1, 2000 and terminating on March 31, 2001 unless terminated sooner by a party. In consideration for its financial advisory services, the Consulting Agreement provides for the issuance by the Company of 30,000 Shares to Greenbelt (7,500 Shares as of each of June 30, 2000, September 30, 2000, December 31, 2000 and March 31, 2001) and for certain registration rights in respect of such Shares. A copy of the Consulting Agreement is attached hereto as Exhibit 6.


ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS

                     The following Exhibits are filed herewith:

                  6. Consulting Agreement dated as of August 18, 2000 between BioTime Inc. and Greenbelt Corp.

                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:   August 21, 2000


                                       GREENHOUSE, L.P.

                                       By: /s/ Gary K. Duberstein
                                           ------------------------------------
                                           Gary K. Duberstein,
                                           General Partner



                                       GREENWAY PARTNERS, L.P.

                                       By: Greenhouse Partners, L.P.,
                                           its general partner

                                           By: /s/ Gary K. Duberstein
                                               --------------------------------
                                               Gary K. Duberstein,
                                               General Partner



                                       GREENBELT CORP.

                                       By: /s/ Alfred D. Kingsley
                                           ------------------------------------
                                           Alfred D. Kingsley,
                                           President


                                       /s/ Alfred D. Kingsley
                                       ----------------------------------------
                                       Alfred D. Kingsley



                                       /s/ Gary K. Duberstein
                                       ----------------------------------------
                                       Gary K. Duberstein

                                  EXHIBIT INDEX


EXHIBIT NO.                   DESCRIPTION
-----------                   -----------

    6. Consulting Agreement dated as of August 18, 2000 between BioTime Inc. and Greenbelt Corp.